Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-120701 on Form S-8 and Registration Statement No. 333-132915 on Form S-3 of our report dated March 15, 2006 (April 2, 2007 as to Note 2), relating to the financial statements and financial statement schedule of Thomas Properties Group, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment for the tax effect of the difference between the financial statement basis and the tax basis of the assets contributed upon the Company’s formation) appearing in this Annual Report on Form 10-K of Thomas Properties Group, Inc. for the year ended December 31, 2005.

DELOITTE & TOUCHE LLP

Los Angeles, California

April 2, 2007